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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TELESP CELULAR PARTICIPAÇÕES S.A.

(Name of Issuer)

Preferred Shares, without par value American Depositary Shares
(as evidenced by American Depositary Receipts),
each representing 2,500 preferred shares

(Title of Class of Securities)

87952L1089 (American Depositary Shares)

(Cusip Number)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87952L1089

1.	Name of Reporting Person: BRASILCEL N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 512,693,071,463 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 512,693,071,463 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 512,693,071,463 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.1%

14.	Type of Reporting Person (See Instructions): CO

(1)	Brasilcel N.V. holds or has the right to acquire within 60 days 512,693,071,463 preferred shares, and Brasilcel N.V.’s indirect wholly owned subsidiary Portelcom Participações S.A. holds directly an additional 719,908 preferred shares. A portion of the preferred shares beneficially owned by Brasilcel are held in the form of American Depositary Shares, or ADSs. See Item 5.

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTUGAL TELECOM, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 512,693,071,463 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 512,693,071,463 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 512,693,071,463 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.1%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., Portugal Telecom, SGPS, S.A. holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Portugal Telecom, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: TMN - TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 512,693,071,463 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 512,693,071,463 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 512,693,071,463 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.1%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., TMN – Telecomunicações Móveis Nacionais, S.A., holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Telefónica Móviles S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Because PT Móvies, SGPS, S.A. is its wholly owned subsidiary, TMN – Telecomunicações Móveis Nacionais, S.A. may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PT MÓVEIS, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 512,693,071,463 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 512,693,071,463 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 512,693,071,463 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.1%

14.	Type of Reporting Person (See Instructions): CO

(1)	PT Móveis, SGPS, S.A. holds a 50% interest in Brasilcel N.V., which has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. PT Móveis, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTELCOM PARTICIPAÇÕES S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Brazil

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 719,908

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 719,908

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 719,908

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

Preliminary Statement

     This Amendment No. 2 amends the Statement on Schedule 13D filed on October 13, 2004 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 19, 2004, by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”). This amendment relates to the preferred shares, no par value (ações preferenciais), of Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or TCP. The address of the principal executive office of TCP is Avenida Roque Petroni Júnior, 1,464 – Morumbi, 04707-000 São Paulo, SP, Brazil, and the company’s phone number is (55) 11-5105-1207.

     The Reporting Persons are filing this Amendment No. 2 to report an increase in beneficial ownership of preferred shares of TCP in connection with TCP’s previously announced rights offering and to make certain other changes.

     Item 2 is hereby amended by amending and restating Schedule 1 to the Original Schedule 13D in its entirety as set forth in Schedule 1 to this document. Item 6 is hereby amended by deleting the paragraph entitled “Floating Rate Notes” relating to certain floating rate notes issued by TCP to an affiliate of Portugal Telecom, SGPS, S.A., or Portugal Telecom, that have been repaid. Items 3, 4, 5 and 7 are hereby amended and restated in their entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     In 1998, in preparation for the restructuring and privatization of Telebrás and its operating subsidiaries, collectively known as the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. TCP was one of 12 new holding companies created. In connection with the reorganization of the Telebrás System, TCP was allocated all of the share capital held by Telebrás in Telesp Celular S.A., or Telesp Celular, one of the cellular operating companies that provided cellular telecommunications service in the state of São Paulo, Brazil. In July 1998, as part of its restructuring and privatization plan, the Brazilian federal government sold substantially all of its common shares of the new holding companies, including TCP, to private sector buyers.

     Portelcom Participações S.A., or Portelcom Participações, acquired 51.8% of the common shares of TCP from the Brazilian federal government in the privatization. At the time, Portugal Telecom owned 64.2% of Portelcom Participações, and Telefónica Internacional, S.A. owned the remaining 35.8%. Portelcom Participações’s interest in TCP represented a 10.0% economic interest in, and voting control of, Telesp Celular (8.8% of which was acquired in the privatization of the Telebrás System and the remaining 1.2% of which was acquired with the proceeds of shares previously acquired in the Telebrás System). Forty percent of the purchase price of TCP was paid in 1998, and the remaining purchase price was financed with a loan from Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank. In January 1999, Portugal Telecom prepaid the loan to BNDES.

     In January 2000, all shares of Telesp Celular owned by shareholders other than TCP, were exchanged for newly issued shares of TCP, and Telesp Celular became a wholly owned subsidiary of TCP. In June 2000, Portugal Telecom conducted a cash tender offer in Brazil for ordinary shares in TCP. As a result of the tender offer, Portugal Telecom increased its economic interest in TCP to 29.9%. In November 2000, TCP completed a capital increase in which Portugal Telecom subscribed for additional shares in TCP, and, upon acquisition of such shares, Portugal Telecom’s economic interest in TCP increased to 36.2%, corresponding to 83.6% of TCP’s common shares and 17.7% of its preferred shares. In November 2000, Portugal Telecom exchanged with Telefónica, S.A., or Telefónica, its minority interest in Telecomunicações de São Paulo S.A. – TELESP (a fixed line telecommunications operator in the state of São Paulo controlled by Telefónica) for an additional interest in TCP, increasing its economic interest in TCP to 41.2%, corresponding to 85.1% of TCP’s common shares and 17.7% of its preferred shares.

     In September 2002, TCP completed a rights offering in which Portugal Telecom subscribed for a total of 247,224 million common shares and 326,831 million preferred shares, thereby increasing its economic interest in TCP to 65.1%, corresponding to 93.7% of TCP’s common shares and 49.8% of its preferred shares. In October 2002, in connection with the joint agreement with Telefónica Móviles, S.A., or Telefónica Móviles (the cellular telecommunications subsidiary of Telefónica), that created Brasilcel N.V., or Brasilcel (which has operated under the brand name Vivo since April 2003), Portugal Telecom sold 172,016,089,469 preferred shares, or 22.6% of TCP’s preferred shares (corresponding to 14.7% of TCP’s total share capital), to Telefónica Móviles. On December 27, 2002, Portugal Telecom contributed the remainder of its interest in TCP to Brasilcel N.V., or Brasilcel.

     On November 9, 2004, TCP commenced an offering of preemptive rights to holders of its existing preferred shares and common shares. The rights exercise period for holders of ADSs representing preferred shares expired on December 10, 2004, and the rights exercise period for holders of preferred shares in Brazil expired on December 17, 2004. Brasilcel has subscribed for 133,077,526,590 new preferred shares of TCP (including 252,369 preferred shares subscribed for on behalf of its wholly owned subsidiary Portelcom Participações and 28,543,637,500 preferred shares represented by ADSs) for a total price of R$665,387,632.95 plus, with respect to the preferred shares represented by ADSs, currency conversion expenses, ADS issuance fees and Brazilian financial transaction taxes. Brasilcel obtained the necessary funds from a capital increase from its controlling shareholders Portugal Telecom and Telefónica Móviles. Portugal Telecom obtained the funds for its portion of the capital contribution to Brasilcel from available funds including issuances of commercial paper under an existing commercial paper facility available for general corporate purposes. Telefónica Móviles obtained the funds for its portion of the capital contribution to Brasilcel from Telefónica, which obtained the funds from existing working capital credit lines. The new preferred shares are expected to be delivered by TCP on or about January 12, 2005, and the new ADSs are expected to be delivered promptly thereafter.

Item 4. Purpose of the Transaction.

     The purpose of the original acquisition of shares of TCP and, indirectly, of Telesp Celular was to enter the market for the provision of cellular telecommunications services in the state of São Paulo and in Brazil generally. The purpose of the subsequent tender offers for shares of TCP was to increase Portugal Telecom’s economic interest in TCP and, indirectly, in Telesp Celular. The purpose of the contribution by Portugal Telecom and Telefónica Móviles of their interests in various cellular telecommunications companies in Brazil, including TCP, to Brasilcel, was to create the leading cellular telecommunications operator in Brazil.

     On October 8, 2004, TCP announced a capital increase in an amount of up to R$2,054 million, to be effected through offerings of preemptive rights described in Item 3 above. Brasilcel and Portelcom Participações have fully exercised the rights they received in the rights offering in order to participate in the capital increase and to avoid the dilution of their ownership interest in TCP. In addition, Brasilcel and Portelcom Participações have indicated their intention, depending on market conditions, to subscribe for any remaining common shares and preferred shares to which they are entitled in the reoffering rounds for holders of common shares and preferred shares in Brazil and have indicated that they may purchase additional common shares and preferred shares in any public auction at the São Paulo Stock Exchange that may be held with respect to shares that remain unsubscribed after the reoffering rounds. Through any such purchases, the percentage of TCP’s preferred shares beneficially owned by the Reporting Persons may increase. However, Brasilcel has not subscribed for any additional ADSs that may be available to ADS holders in connection with the reoffering rounds. Neither Brasilcel nor Portelcom Participações is obligated to purchase any shares, and they may determine not to do so.

Item 5. Interest in Securities of the Issuer.

     (a) Each of Brasilcel, Portugal Telecom, TMN – Telecomunicações Móveis Nacionais S.A., or TMN, and PT Móveis, SGPS, S.A., or PT Móveis, may be deemed to be beneficial owners pursuant to the Exchange Act of the 512,692,351,555 preferred shares of TCP, or 50.1%, of TCP’s preferred shares that are held by Brasilcel or that Brasilcel has the right to acquire within 60 days pursuant to the rights offering described in Items 3 and 4 above. For purposes of this calculation, the Reporting Persons have assumed an outstanding preferred share number of 1,024,062,774,115 (or 762,400,487,973 preferred shares outstanding prior to the rights offering plus 261,662,286,142 preferred shares subscribed for in the initial rights exercise period) because the preferred shares that Brasilcel has the right to acquire within 60 days will be issued only if preferred shares are issued to all shareholders who subscribed for preferred shares in the initial exercise rights period). Of the preferred shares held by Brasilcel or that Brasilcel has the right to acquire within 60 days, 109,966,910,000 are in the form of 43,986,764 ADSs, each of which represents 2,500 preferred shares of TCP. Each of Brasilcel, Portugal Telecom, TMN, PT Móveis and Portelcom Participações may be deemed to be beneficial owners pursuant to the Exchange Act of the 719,908 preferred shares of TCP that are held directly by Portelcom Participações. Telefónica and Telefónica Móviles may be deemed to be beneficial owners pursuant to the Exchange Act of the shares of TCP that Brasilcel and Portelcom Participações hold or have the right to acquire and may be deemed, together with Portugal Telecom, TMN, PT Móveis, Brasilcel and Portelcom, to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. However, the Reporting Persons disclaim membership in a group within the meaning of Section 13(d)(3) of the Exchange Act. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto beneficially owns any preferred shares of TCP.

     (b) Brasilcel has sole power to vote or to dispose of the preferred shares of TCP it holds and will have the sole power to vote or to dispose of the preferred shares of TCP it acquires in the rights offering (subject to customary limitations on voting pursuant to the applicable deposit agreement with respect to preferred shares held in the form of ADSs). Portelcom Participações and its parent Brasilcel each may be deemed to have sole power to vote or to dispose of preferred shares of TCP that Portelcom Participações holds directly. Pursuant to the joint venture arrangement described in Item 6 to the Original Schedule 13D, Portugal Telecom and PT Móveis, on one hand, and Telefónica Móviles, on the other hand, have equal voting rights in Brasilcel. Portugal Telecom, TMN and PT Móveis (which is a wholly owned subsidiary of TMN) therefore each may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel.

     Pursuant to Item 5(b) of the instructions to Schedule 13D, the Reporting Persons are required to provide certain information regarding Telefónica Móviles, with whom they may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel. The information contained in Item 2 to Amendment No. 1 to the Schedule 13D filed by Telefónica, Telefónica Móviles and Brasilcel on October 13, 2004 with respect to the preferred shares of TCP (except for the information in such Item 2 relating to Brasilcel and its directors and officers), as such information may be amended on or after the date hereof by such persons, is hereby incorporated by reference into this document. However, the Reporting Persons have not independently verified that information and take no responsibility therefor.

     (c) None of the Reporting Persons has effected any transaction in the preferred shares of TCP in the past 60 days other than those transactions described in Items 3 and 4 above. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto has effected any transactions in the preferred shares of TCP in the past 60 days.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the preferred shares of TCP held directly or indirectly by Brasilcel, except for the rights and powers of Telefónica Móviles under the joint venture arrangement described in Item 6 to the Original Schedule 13D and the rights and powers of Telefónica as the controlling shareholder of Telefónica Móviles.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 12, 2004.*
2.	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).*
3.	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.*
4.	Power of Attorney of Brasilcel N.V.*

*	Previously included as an exhibit.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.
By:	/s/ Francisco José Azevedo Padinha
	Name:	Francisco José Azevedo Padinha
	Title:	Attorney-in-fact

By:	/s/ Paulo Cesar Teixeira
	Name:	Paulo Cesar Teixeira
	Title:	Attorney-in-fact

Dated: December 22, 2004

[Signature Page to Amendment No. 2 to Schedule 13D]

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ Miguel Horta e Costa
	Name:	Miguel Horta e Costa
	Title:	President and Chief Executive Officer

By:	/s/ Zeinal Bava
	Name:	Zeinal Bava
	Title:	Chief Financial Officer

Dated: December 22, 2004

[Signature Page to Amendment No. 2 to Schedule 13D]

PT MÓVEIS, SGPS, S.A.
By:	/s/ Carlos Manuel L Vasconcellos Cruz
	Name:	Carlos Manuel L Vasconcellos Cruz
	Title:	Chief Executive Officer

By:	/s/ Álvaro José Roquette Morais
	Name:	Álvaro José Roquette Morais
	Title:	Chief Operating Officer

Dated: December 22, 2004

[Signature Page to Amendment No. 2 to Schedule 13D]

TMN – TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.
By:	/s/ Iriarte José Araújo Esteves
	Name:	Iriarte José Araújo Esteves
	Title:	Chief Executive Officer

By:	/s/ Maria da Graça Galvão de Carvalho
	Name:	Maria da Graça Galvão de Carvalho
	Title:	Director and Executive Officer

Dated: December 22, 2004

[Signature Page to Amendment No. 2 to Schedule 13D]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

BRASILCEL N.V.

Board of Directors (Brasilcel N.V. does not have executive officers.)

(a)	Mr. Zeinal Abedin Mahomed Bava
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Financial Officer of Portugal Telecom, SGPS, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Álvaro José Roquette Morais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director and Chief Operating Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Harry Dirk Hilbert Moraal
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Head of Client Relations, ABN AMRO Trust (Amsterdam)
(d)	The Netherlands

(a)	Mr. Paul Johannes Antonius Wilbrink
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Hendrik Justus Wirix
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Deputy Manager and Chief Legal Counsel, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Ms. Lara Ieka Runne
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Corporate lawyer, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Marcus Antonius Joseph Persel
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Carlos David Maroto Sobrado
(b)	Aert van Nesstraat 45, 3012 CA Rotterdam, The Netherlands
(c)	Executive Managing Director of Telefónica Europe B.V.
(d)	Spain

(a)	Mr. Antonio Pedro de Carvalho Viana Baptista
(b)	Pº Recoletos, 7-9, 3[a] Planta, 28004, Madrid, Spain.
(c)	Chairman and Chief Executive Officer of Telefónica Móviles, S.A. Member of the Board of Directors of Tele Leste Celular Participações S.A.
(d)	Portugal

(a)	Mr. Ignacio Aller Mallo
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Member of the Board of Directors of Telefónica Móviles Mexico, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. Félix Pablo Ivorra Cano
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Executive Vice-President for Brazil and Latin America of Telefónica Móviles, S.A.; Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. Ernesto Lopez Mozo
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Chief Financial Officer and General Manager for Finance and Management Control of Telefónica Móviles, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. Robertus Hendrikus Lukas de Groot
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Alexander Daniël de Vreeze
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Head of Commercial Organization and member of the management team, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Fernando Xavier Ferreira
(b)	Rua Martiniano de Carvalho, 851, 21 andar, 01321-001 São Paulo, SP, Brazil
(c)	Chief Executive Officer of Telesp Comunicações S.A. — TELESP. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Brazil

(a)	Mr. Eduardo Perestrelo Correia de Matos
(b)	Av. Brigadeiro Faria Lima, 2277, 15º andar, Suite 1503, 01452-000, São Paulo, SP, Brazil
(c)	President of Portugal Telecom Brasil S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Pedro Manuel Brandão Rodrigues
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Paul Jozef Schmitz
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Account Manger, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Benjamin de Koe
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Chief Accounting Officer and Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Luis Miguel Gilperez López
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Executive Director of International Area of Telefónica Móviles S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. J.C.W. van Burg
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Managing Director, ABN AMRO Trust Company (Netherlands) B.V.
(d)	The Netherlands

(a)	Mr. C.J.P. Kluft
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Assistant to the Head of the Legal Department, ABN AMRO Trust Company (Netherlands) B.V.
(d)	The Netherlands

(a)	Mr. Shakhaf Wine
(b)	Praia de Botafogo, 501, 22250-040, Rio de Janeiro, RJ, Brazil
(c)	Member of the board of directors of each of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Participações S.A., Tele Sudeste Participações S.A., Celular CRT Participações S.A, Universo Online S.A. and Banco1.Net S.A.
(d)	Brazil

PORTUGAL TELECOM, SGPS, S.A.

Board of Directors

(a)	Mr. Ernâni Rodrigues Lopes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chairman of the Board of Directors of Portugal Telecom, SGPS, S.A. and SESC-Sociedade de Estudos Superiores de Contabilidade, S.A.
(d)	Portugal

(a)	Mr. Miguel António Igrejas Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Zeinal Abedin Mahomed Bava
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Financial Officer of Portugal Telecom, SGPS, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Iriarte José Araújo Esteves
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal

(c)	Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.

(d)	Portugal

(a)	Mr. Paulo Jorge da Costa Gonçalves Fernandes
(b)	Urbanização Tagus Park, Lote 35, 2784-549, Porto Salvo, Portugal

(c)	Chief Executive Officer of PT Sistemas de Informação, S.A.

(d)	Portugal

(a)	Mr. Joaquim Aníbal Freixial de Goes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Member of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A.; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A.; Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, S.A.; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES.COM, SGPS, S.A.; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A.; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A.; Member of the Board of Directors of CREDIFLASH, SA.
(d)	Portugal

(a)	Mr. Henrique Manuel Fusco Granadeiro
(b)	Av. 5 de Outubro, 208, 1069-203, Lisbon, Portugal
(c)	Chief Executive Officer of Lusomundo Media, SGPS, S.A., Chief Executive Officer of Diário de Notícias, Chief Executive Officer of Jornal de Notícias, Chief Executive Officer of TSF, Chief Executive Officer of Jornal do Fundão, Chief Executive Officer of Acoreana Ocidental and Chief Executive Officer of DN da Madeira.
(d)	Portugal

(a)	Mr. Carlos Alberto de Oliveira Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Member of the Board of Directors of Gerbanca, SGPS, S.A.; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A.; Vice Chairman of the Board of Directors of Caixa-Banco de Investimento, S.A.; Member of the Board of Directors of Unibanco Holdings, S.A.
(d)	Portugal

(a)	Mr. Jorge Humberto Correia Tomé
(b)	Rua Barata Salgueiro, 33, 1269-057, Lisbon, Portugal
(c)	Chief Executive Officer of Caixa — Banco de Investimentos S.A.
(d)	Portugal

(a)	Mr. Fernando Maria Costa Duarte Ulrich
(b)	Rua Braancamp, 11, 8º Piso, 1250-049, Lisbon, Portugal
(c)	Chief Executive Officer of BPI Pensões, S.A.
(d)	Portugal

(a)	Mr. Fernando Abril-Martorell Hernandez
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Former Chief Operating Officer of Telefónica, S.A.

(d)	Spain

(a)	Mr. António Pedro de Carvalho Viana Baptista
(b)	Pº Recoletos, 7-9, 3[a] Planta, 28004, Madrid, Spain.
(c)	Chairman of the Board of Directors and Chief Executive Officer of Telefónica Móviles, S.A. Member of the Board of Directors of Tele Leste Celular Participações S.A.
(d)	Portugal

(a)	Mr. Patrick Monteiro de Barros
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Chairman and Chief Executive Officer of Argus Resources Ltd.
(d)	Portugal

(a)	Mr. Luis de Melo Champalimaud
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Former Chairman of the Boards of Directors of Banco Totta & Açores, S.A., Crédito Predial Português, S.A., Banco Totta e Sotto Mayor de Investimentos, S.A. and Banco Pinto & Sotto Mayor, S.A.
(d)	Portugal

(a)	Mr. Jorge Maria Bleck
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chairman of the General Shareholders’ Meeting of Crédito Predial Português; Vice-Chairman of the General Shareholders’ Meeting of Banco Santander de Negócios Portugal, S.A; Vice-Chairman of the General Shareholders’ Meeting of Banco Santander, S.A; Member of the Board of Directors of Foggia SGPS, S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Almeida Blanco de Morais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Professor of the Lisbon University of Law.
(d)	Portugal

(a)	Mr. João Manuel de Mello Franco
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of José de Mello Participações, SGPS, S.A.; Vice-Chairman of the Board of Directors of José de Mello Imobiliária; Chairman of the Board of Directors of José de Mello Residências e Serviços; Chairman of the Board of Directors of Imopólis (SGFII); Chairman of the Board of Directors of Engimais.
(d)	Portugal

(a)	Mr. Gerald S. McGowan
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Former Ambassador of the United States to Portugal.
(d)	United States

(a)	Mr. Peter Eugene Golob
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Former Head of Merrill Lynch Global Communications Group for Europe.
(d)	United States

(a)	Mr. Nuno João Francisco Soares de Oliveira Silvério Marques
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Partner at CIDOT, Comunicação e Imagem, Ltda.
(d)	Portugal

(a)	Mr. Thomaz de Mello Paes de Vasconcellos
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Managing Director of TPV, Ltda.
(d)	Portugal

Executive Officers

(a)	Mr. Luis Manuel da Costa de Sousa de Macedo
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A.; Manager of the Image and Communication Department of Portugal Telecom Group.
(d)	Portugal

(a)	Mr. Francisco José Meira Silva Nunes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel Mendes Fidalgo Moreira da Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Financing and Treasury Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Mr. Nuno Bernando Ramires Leiria Fidalgo Prego
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Investor Relations Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Mr. Miguel Augusto Chambel Rodrigues
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Control Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Ms. Maria Paula de Almeida Martins Canais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Planning Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Mr. António Manuel Robalo de Almeida
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Regulatory Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Ms. Rita de Sampaio Nunes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Competition Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Mr. Miguel Dias Amaro
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Internal Audit Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Mr. Abilio Cesário Lopes Martins
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Manager of the Communication Department of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Mr. Luis Filipe Nunes Cabral Moura
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Human Resources Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Nuno Machado
(b)	Avenida Fontes Pereira de Melo, 40, 1096-300 Lisbon, Portugal
(c)	Manager of the Corporate Finance Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Maria do Rosário
(b)	Avenida Fontes Pereira de Melo, 40, 1096-300 Lisbon, Portugal
(c)	Manager of the Client Satisfaction Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

TMN — TELECOMUNICAÇÕES MÓVEIS NACIONAIS S.A.

Board of Directors and Executive Officers

(a)	Mr. Miguel António Igrejas Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal

(c)	Chief Executive Officer of Portugal Telecom, SGPS, S.A. and Director of TMN – Telecomunicações Móveis Nacionais S.A.

(d)	Portugal

(a)	Mr. Iriarte José Araújo Esteves
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal

(c)	Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A. and Executive Director of Portugal Telecom, SGPS, S.A.

(d)	Portugal

(a)	Mr. António Lopes Soares
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Vice President of the Executive Committee of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. David José Ferreira Lopes
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Officer of Portugal Telecom Comunicações, Member of the Executive Board in Charge of the Network.
(d)	Portugal

(a)	Ms. Maria da Graça Galvão de Carvalho
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. Pedro Manuel Brandão Rodrigues
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Luís Filipe de Medeiros Cravo Ribeiro
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Ms. Maria Etelvina da Conceição Aguiar dos Santos
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Head of Legal Department of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. João Amândio Teixeira Goulart de Bettencourt
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director of TMN — Telecomunicações Móveis Nacionais, S.A. and Member of the Fiscal Council of TELE-PAC.
(d)	Portugal

(a)	Mr. Manuel Joaquim Barata Frexes
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Mayor for the City of Fundão, Portugal; Coordinator of the Commission of Foreign Affairs and Member of the Social Equipment and of the Accompanying Commission for Porto 2001 — European Cultural Capital; Director of TMN – Telecomunicações Móveis Nacionais S.A.
(d)	Portugal

(a)	Mr. Victor Pereira Dias
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	President of TRADINGPOR — Empresa de Comércio Externo de Portugal, S.A.; Director of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

PT MÓVEIS, SGPS, S.A.

Board of Directors

(a)	Mr. Miguel António Igrejas Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom, SGPS, S.A. and President of the Board of Directors of PT Móveis, SGPS, S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. and Member of the Board of Directors and Chief Executive Officer of PT Móveis, SGPS, S.A.
(d)	Portugal

(a)	Mr. Pedro Manuel Brandão Rodrigues
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Álvaro José Roquette Morais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Operating Officer and Member of the Board of Directors of PT Móveis, SGPS, S.A.
(d)	Portugal

(a)	Mr. Diogo Miguel Cabedo Amado Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Executive Vice-President of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and Member of the Board of Directors of PT Móveis, SGPS, S.A.
(d)	Portugal

Executive Officers

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz (see “Board of Directors” above)

(a)	Mr. Álvaro José Roquette Morais (see “Board of Directors” above)

(a)	Mr. Diogo Miguel Cabedo Amado Horta e Costa (see “Board of Directors” above)

PORTELCOM PARTICIPAÇÕES S.A.

(a)	Mr. Francisco Padinha
(b)	Av. Roque Petroni Junior, 1464, 6º andar – parte, Bloco B, Morumbi, no Município de São Paulo – SP
(c)	President of Portelcom Participações S.A. Chief executive officer of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.
(d)	Portugal

(a)	Mr. Paulo César Teixeira
(b)	Av. Roque Petroni Junior, 1464, 6º andar – parte, Bloco B, Morumbi, no Município de São Paulo – SP
(c)	Vice President of Portelcom Participações S.A. Executive Vice President for Operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telesp Celular S.A. and Global Telecom S.A.
(d)	Brazil

EXHIBIT INDEX

1.	Joint Filing Agreement dated October 12, 2004.*

2.	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).*

3.	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.*

4.	Power of Attorney of Brasilcel N.V.*

*	Previously included as an exhibit.